
Well-behaved women
seldom make history.
Laurel Thatcher Ulrich

Abby Bartholomew (She/Her) · 3rd

HBIC of Smartass & Sass | Co-Creator of Escape Lincoln

Lincoln, Nebraska, United States · Contact info

215 connections

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Smartass & Sass

Activity

221 followers

Abby Bartholomew reshared a post · 1mo

The last 5+ years at Smartass & Sass have been an incredible, wild ride—and we are gearing up for our next big adventure! 🙌 ...show more

Invest in Smartass & Sass: 💋 A monthly subscription box—and online shop—for mouthy mofos.

wefunder.com · 7 min read

7

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Experience

HBIC & Co-Founder
Smartass & Sass · Full-time
Oct 2016 - Present · 5 yrs 9 mos
Lincoln, Nebraska Area

My Co-Founder and I started this business because we are sarcastic souls, and now our love of four-letter words has grown into a seven-figure business. My current day-to-day responsibilities ir ...see more

Co-Creator
Escape Lincoln
Aug 2015 - Present · 6 yrs 11 mos
Lincoln, Nebraska Area

As a co-creator and co-founder, my partner and I do it all. We are responsible for finances, operations, purchasing, room design, marketing and promotion, corporate relationships, room supervisio ...see more

IBM
4 yrs 11 mos

Employment Branding - Operations Manager
Jul 2015 - Apr 2016 · 10 mos
Lincoln, Nebraska Area

As our team's operations manager, I help define, develop, and implement processes including scope definition, overall implementation strategy, resource plans, financial plans, risk plans, quality | ...see more

Senior Project Manager
May 2013 - Jul 2015 · 2 yrs 3 mos
Lincoln, Nebraska Area

Many of my duties have carried over from my previous role. I manage all aspects of client communication, timelines, tasks and deliverables. The Employment Branding team helps com ...see more

Project Manager
Jun 2011 - May 2013 · 2 yrs

I am a member of the Employment Branding team and my biggest responsibility is managing all aspects of client projects such as timelines and specifications. Our team helps companies recognize t ...see more

Account Manager
the minnow PROJECT
Apr 2010 - May 2011 · 1 yr 2 mos

I managed all aspects of designated client projects, developing comprehensive schedules and detailed plans of execution. I drafted estimates and proposals and handled client invoicing. I also proo ...see more

Graphic Communications
Nebraska Department of Health and Human Services
Jun 2009 - Aug 2010 · 1 yr 3 mos

I provided graphic design assistance for the Nutrition and Physical Activity Program as well as the Cardiovascular Health Program designing collateral, outdoor advertising, branded informatior ...see more

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Education

University of Nebraska-Lincoln
Master of Arts - MA, Marketing, Communications and Advertising
2010 - 2013

University of Nebraska-Lincoln
Bachelor of Journalism - BJ, Advertising
2005 - 2009

Skills

Advertising

Endorsed by 6 colleagues at IBM

13 endorsements

Social Media

Endorsed by 5 colleagues at IBM

7 endorsements

Management

Endorsed by 4 colleagues at IBM

7 endorsements

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Recommendations

Received Given

Dale Drilling, MBA · 3rd
Director, Field Services, SICK USA
May 28, 2010, Dale was Abby's client

Our firm hired Abby to develop and produce our organization's marketing materials. Abby's work was creative, thoughtful and professionally produced. I personally appreciated how she interacted with our staff throughout the discovery process which showed her tenacity for getting the job done right. We were very happy with the results and I would recommend Abby's work to anyone seeking a gr ...see more

Honors & awards

Time to Care Recipient
Issued by Kenexa · Jan 2012

Associated with Kenexa

Chosen as one of twenty employees in 2012 to donate full-time efforts to a nonprofit of their choice for three months. I volunteered for First Book developing awareness and an advisory board in Denver, CO.

2011 Hartman Center Grant Recipient
Issued by Duke University · Jan 2011

Provided travel funding to visit the Hartman Center archives. Used for research of JWT Agency graduate professional project.

2011 Hitchcock Graduate Fellowship
Issued by University of Nebraska–Lincoln · Jan 2011

Provided additional funding to visit the Hartman Center to complete academic research.

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Interests

Companies Groups Schools

Cratejoy
2,764 followers

Escape Lincoln
16 followers

Show all 8 companies →